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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2001

BakBone Software Incorporated
(Registrant's name)

10145 Pacific Heights Boulevard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED

Date: November 30, 2001	By	/s/ KEITH RICKARD Title: President and Chief Executive Officer

BAKBONE SOFTWARE INCORPORATED

Instrument of Proxy
For the Annual and Special Meeting of Shareholders

    The undersigned shareholder of BakBone Software Incorporated (the "Corporation") hereby appoints Keith Rickard, of the City of San Diego, in the State of California, President and Chief Executive Officer of the Corporation or, failing him, J.G. (Jeff) Lawson, of the City of Calgary, in the Province of Alberta, a director of the Corporation, or instead of either of the foregoing,            , as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Corporation (the "Meeting"), to be held on September 24, 2001 and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1.	FOR / / or AGAINST / / fixing the number of directors at six;
2.	FOR / / or WITHHOLD FROM VOTING FOR / / electing six directors;
3.	FOR / / or WITHHOLD FROM VOTING FOR / / appointing the auditors of the Corporation and to authorize the directors to fix their remuneration as such;
4.	FOR / / or AGAINST / / passing an ordinary resolution increasing the number of common shares available for issuance under the Corporation's stock option plan; and
5.	FOR / / or AGAINST / / transacting such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AND, WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS.

EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT FOR SUCH SHAREHOLDER AND ON SUCH SHAREHOLDER'S BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this day of , 2001.	(signature of shareholder)
(name of shareholder)
(number of common shares being voted)

NOTES:

1.
If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.
This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3.
Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.
This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Secretary of the Corporation c/o CIBC Mellon Trust Company, Suite 600, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

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SIGNATURES
Instrument of Proxy For the Annual and Special Meeting of Shareholders